Dreyfus Institutional Cash Advantage Fund
Statement of Investments
January 31, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit - 36.8%	Principal Amount ($)	Value ($)
BNP Paribas (Yankee)		
2.37%, 2/17/2005	75,000,000	75,000,000
Banca Monte dei Paschi di Siena SpA (London)		
2.35%, 2/1/2005	100,000,000	100,000,000
Barclays Bank PLC (Yankee)		
2.38%, 2/15/2005	120,000,000	120,000,000
Calyon New York Branch (Yankee)		
2.38%, 2/15/2005	120,000,000	120,000,000
Canadian Imperial Bank of Commerce (Yankee)		
2.37%, 2/17/2005	50,000,000	50,000,000
Credit Suisse First Boston (Yankee)		
2.31%, 2/2/2005	100,000,000	100,000,014
Dexia Credit Locale (Yankee)		
2.33%, 2/2/2005	100,000,000	100,000,014
First Tennessee Bank N.A.		
2.30% - 2.35%, 2/3/2005 - 2/11/2005	115,000,000	115,000,000
Fortis Bank (Yankee)		
2.37%, 2/15/2005	120,000,000	120,000,000
Landesbank Baden-Wuerttemberg (Yankee)		
2.30%, 2/2/2005	100,000,000	100,000,027
Svenska Handelsbanken (Yankee)		
2.34%, 2/11/2005	100,000,000	100,000,000
Toronto-Dominion Bank (Yankee)		
2.37%, 2/17/2005	115,000,000	115,000,000
UniCredito Italiano SpA (Yankee)		
2.35%, 2/11/2005	90,000,000	90,000,000
Washington Mutual Bank, F.A.		
2.33% - 2.34%, 2/2/2005 - 2/11/2005	110,000,000	110,000,000
Total Negotiable Bank Certificates of Deposit		
cost ($1,415,000,055)		**1,415,000,055**

Commercial Paper - 35.1%		
Allied Irish Banks N.A. Inc.		
2.34%, 2/11/2005	100,000,000	99,935,278
Amsterdam Funding Corp.		
2.34%, 2/11/2005	60,000,000 a	59,961,166
BNP Paribas Finance Inc.		
2.49%, 2/1/2005	75,000,000	75,000,000
Citigroup Global Market Holdings Inc.		
2.49%, 2/1/2005	150,000,000	150,000,000
Deutsche Bank Financial LLC		
2.50%, 2/1/2005	150,000,000	150,000,000
Falcon Asset Securitization Corp.		
2.35%, 2/11/2005	20,000,000 a	19,987,000
Giro Funding U.S. Corp.		
2.37%, 2/7/2005	25,000,000 a	24,990,167
Greenwich Capital Holdings Inc.		
2.48%, 2/1/2005	95,000,000	95,000,000
Mane Funding Corp.		
2.35%, 2/8/2005	45,000,000 a	44,979,525
PB Finance (Delaware) Inc.		
2.32%, 2/3/2005	100,000,000	99,987,111
Rabobank USA Financial Corp.		
2.48%, 2/1/2005	150,000,000	150,000,000
SEB Funding Inc.		
2.29%, 2/1/2005	130,000,000	130,000,000

Societe Generale N.A. Inc.		
2.34%, 2/10/2005	100,000,000	99,941,625
UBS Finance Delaware LLC		
2.48%, 2/1/2005	150,000,000	150,000,000
Total Commercial Paper		
cost ($1,349,781,872)		**1,349,781,872**

Short Term Bank Notes - 1.4%

World Savings Bank		
2.34%, 2/7/2005		
(cost $54,999,635)	55,000,000	**54,999,635**

Time Deposits - 26.8%

Danske Bank A/S (Grand Cayman)		
2.48%, 2/1/2005	150,000,000	150,000,000
Harris Trust & Savings Bank (Nassau)		
2.48%, 2/1/2005	150,000,000	150,000,000
HSBC Bank USA (Grand Cayman)		
2.50%, 2/1/2005	150,000,000	150,000,000
Key Bank N.A. (Grand Cayman)		
2.50%, 2/1/2005	60,000,000	60,000,000
National City Bank (Grand Cayman)		
2.47%, 2/1/2005	50,000,000	50,000,000
Royal Bank of Canada (Grand Cayman)		
2.49%, 2/1/2005	150,000,000	150,000,000
State Street Bank & Trust Co. (Grand Cayman)		
2.50%, 2/1/2005	173,000,000	173,000,000
Wachovia Bank (Grand Cayman)		
2.48%, 2/1/2005	150,000,000	150,000,000
Total Time Deposits		
(cost $1,033,000,000)		**1,033,000,000**

Total Investments (cost $3,852,781,562)	**100.1%**	**3,852,781,562**
Liabilities, Less Cash and Receivables	**(.1%)**	**(2,621,231)**
Net Assets	**100.0%**	**3,850,160,331**

a Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt
   from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Fund's Board.
   At January 31, 2005, these securities amounted to $149,917,858 or 3.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Institutional Cash Advantage Plus Fund
Statement of Investments
January 31, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit - 36.3%	Principal Amount ($)	Value ($)	
BNP Paribas (Yankee)			
2.37%, 2/17/2005	25,000,000	25,000,000	
Banca Monte dei Paschi di Siena (London)			
2.35%, 2/1/2005	30,000,000	30,000,000	
Barclays Bank PLC (Yankee)			
2.38%, 2/15/2005	30,000,000	30,000,000	
Calyon New York Branch (Yankee)			
2.38%, 2/15/2005	30,000,000	30,000,000	
Canadian Imperial Bank of Commerce (Yankee)			
2.37%, 2/17/2005	10,000,000	10,000,000	
Dexia Credit Locale (Yankee)			
2.34%, 2/2/2005	30,000,000	30,000,004	
First Tennessee Bank N.A.			
2.35%, 2/11/2005	30,000,000	30,000,000	
Fortis Bank (Yankee)			
2.37%, 2/15/2005	30,000,000	30,000,000	
Norddeutsche Landesbank Girozentrale (London)			
2.39%, 2/17/2005	30,000,000	30,000,000	
Svenska Handelsbanken (Yankee)			
2.34%, 2/11/2005	30,000,000	30,000,000	
Toronto Dominion Bank (Yankee)			
2.37%, 2/17/2005	30,000,000	30,000,000	
Unicredito Italiano SPA (Yankee)			
2.35%, 2/11/2005	30,000,000	30,000,000	
Washington Mutual Bank F.A.			
2.33%, 2/2/2005	30,000,000	30,000,000	
Total Negotiable Bank Certificates of Deposit			
(cost $365,000,004)		**365,000,004**	

Commercial Paper - 37.9%			
Allied Irish Banks N.A. Inc.			
2.33%, 2/11/2005	30,000,000	29,980,583	
Amsterdam Funding Corp.			
2.33%, 2/11/2005	40,000,000 a	39,974,111	
Citigroup Global Markets Holdings Inc.			
2.49%, 2/1/2005	30,000,000	30,000,000	
Deutsche Bank Financial LLC			
2.50%, 2/1/2005	30,000,000	30,000,000	
Falcon Asset Securitization Corp.			
2.34%, 2/11/2005	30,000,000 a	29,980,500	
General Electric Capital Corp.			
2.35%, 2/15/2005	30,000,000	29,972,583	
Giro Funding U.S. Corp.			
2.36%, 2/7/2005	25,000,000 a	24,990,167	
Mane Funding Corp.			
2.34%, 2/8/2005	15,000,000 a	14,993,175	

New Center Asset Trust		
2.36%, 2/11/2005	5,000,000	4,996,722
Rabobank USA Financial Corp.		
2.48%, 2/1/2005	30,000,000	30,000,000

Societe Generale N.A. Inc.		
2.34%, 2/10/2005	30,000,000	29,982,488
Spintab AB		
2.39%, 2/15/2005	30,000,000	29,972,467
UBS Finance Delaware LLC		
2.48%, 2/1/2005	30,000,000	30,000,000
Total Commercial Paper		
(cost $354,842,796)		**354,842,796**

Short Term Bank Notes - 3.2%

World Savings Bank		
2.30%, 2/7/2005		
(cost $29,999,801)	30,000,000	**29,999,801**

U.S. Government Agencies - 9.6%

Federal Home Loan Banks, Discount Notes		
2.38%, 2/1/2005		
(cost $89,809,000)	89,809,000	**89,809,000**

Time Deposits - 10.4%

Danske Bank A/S (Grand Cayman)		
2.48%, 2/1/2005	30,000,000	30,000,000
Royal Bank of Canada (Grand Cayman)		
2.49%, 2/1/2005	30,000,000	30,000,000
State Street Bank and Trust Co. (Grand Cayman)		
2.50%, 2/1/2005	37,000,000	37,000,000
Total Time Deposits		
(cost $97,000,000)		**97,000,000**

Total Investments (cost $936,651,601)	**100.1%**	**936,651,601**
Liabilities, Less Cash and Receivables	**(0.1%)**	**(800,898)**
Net Assets	**100.0%**	**935,850,703**

a Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt

from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Fund's Board.

At January 31, 2005, these securities amounted to $109,937,953 or 11.7% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual

and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.